CDOOR CORP
                             20 A Rehov Sharei Torah
                             Bayit Vegan , Jerusalem
                                 Israel , 96387

H. Christopher Owings
Ellie Quarles
Securities and Exchange Commission
100 F Street, NW
Washington, D.C. 20549-0305

RE:   CDOOR Corp.
      Form SB-2
      File No: 333-128399
      Date of Comment Letter: October 13, 2005

      The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated October 13, 2005 relating to the Registration Statement on Form SB-2 of Cdoor Corp. The answers set forth herein refer to and respond to each of the comments by number.

      General

1. We note the Staff's comment and we confirm that if we use the prospectus for more than nine months after effectives then, as per Section 10(a)(3) of the Securities Act, we will update the filings by means of a post-effective amendment.

      Facing Page

2. The Staff's comment has been noted. Reference to selling stockholders has been removed from the notes as well as the cover page as this is a primary offering of shares by the company.

      Cover Page

3. A table has been added to provide required information by Item 501(a)(9)(iv) of Regulation SB.

4. The Staff's commented has been noted and the typographical error has been deleted.

      Prospectus Summary, page 5

5.    The Staff's comment has been noted.  The word "material" has been added to
      the  following  sentence:   "The  following  summary  highlights  selected
      material information contained in this prospectus."

6.    The  following  statement  has been added to our  disclosure of Prospectus
      Summary: "Investors should note, we have not received any revenues to date, we do not yet have any products available for sale and we have not yet produced a prototype of our proposed product."

      Selected Summary Financial Data

7. The Selected Summary Financial Data has been amended as per the Staff's comment.

8. We have excluded offering expenses from our application of proceeds table and have revised the use of proceeds table. We have similarly revised our Plan of Operations discussion.

9. We have added disclosure stating that the offering scenarios presented are for illustrative purposes only and that the actual amounts of proceeds, if any, may differ.

      Dilution

10. We have revised our dilution tables to allow for each of the four offering scenarios presented in our Use of Proceeds.

11.   To answer the Staff's comment, we provide the following chart:

      As of September 30, 2005, the Company had a pro forma net tangible book value of approximately ($49,607) or ($0.0248) per share of common stock outstanding. Net tangible book value equals the tangible net worth of the company (total tangible assets less total liabilities) divided by the number of shares of common stock outstanding. After giving effect to the sale of the Company of shares of common stock at various levels of proceeds as presented in this offering at the initial offering price of $0.10 per share, after deducting estimated offering expenses (of which $11,000 of related expenses have been incurred prior to September 30,
      2005), the pro forma net tangible book value of the Company and amount per share as of September 30, 2005, would have approximately as presented in the table below. The following table illustrates the per share dilution at various levels of proceeds from the offering.

                                                       Assumed Net Proceeds Raised Under Offering
                                                  ----------------------------------------------------
                                                  $  100,000    $   75,000    $   50,000    $   25,000
                                                  ----------    ----------    ----------    ----------

Assumed initial public offering price (1)         $     0.10    $     0.10    $     0.10    $     0.10
                                                  ----------    ----------    ----------    ----------
Pro forma net tangible book value
  before the offering                             -$  0.0248    -$  0.0248    -$  0.0248    -$  0.0248

Increase attributable to new investors                0.0064        0.0048        0.0029        0.0005
                                                  ----------    ----------    ----------    ----------
Pro forma net tangible book value
  after the offering                              -   0.0184    -   0.0200    -   0.0219    -   0.0243
                                                  ----------    ----------    ----------    ----------
Dilution per share to new investors                   0.0816        0.0800        0.0781        0.0757
                                                  ==========    ==========    ==========    ==========
Shares purchased:
  Existing stockholders                            2,000,000     2,000,000     2,000,000     2,000,000
  New investors                                    1,000,000       750,000       500,000       250,000
                                                  ----------    ----------    ----------    ----------
     Total                                         3,000,000     2,750,000     2,500,000     2,250,000
                                                  ==========    ==========    ==========    ==========
Percentage:
  Existing stockholders                                  67%           73%           80%           89%
  New investors                                          33%           27%           20%           11%
                                                  ----------    ----------    ----------    ----------
     Total                                             100%           100%          100%          100%
                                                  ==========    ==========    ==========    ==========

Total consideration
  Existing stockholders                           $    2,000    $    2,000    $    2,000    $    2,000
  New investors                                      100,000        75,000        50,000        25,000
                                                  ----------    ----------    ----------    ----------
     Total                                        $  102,000    $   77,000    $   52,000    $   27,000
                                                  ==========    ==========    ==========    ==========
Percentage:
  Existing stockholders                                   2%            3%            4%            7%
  New investors                                          98%           97%           96%           93%
                                                  ----------    ----------    ----------    ----------
     Total                                              100%          100%          100%          100%
                                                  ==========    ==========    ==========    ==========

Average price per share:
  Existing stockholders                           $    0.001    $    0.001    $    0.001    $    0.001
  New investors                                         0.10          0.10          0.10          0.10

(1) Represents the initial public offering price per share of common stock before deducting Offering expenses payble by the Company.

12. We have removed the sentence from the bottom of page 17 that appeared to contradict our disclosure in the proceeding paragraph. We have also disclosed the priority of our financing sources under each offering scenario.

      Forward Looking Statements, page 14

13. The Staff's comment has been noted and references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 has been deleted.

14.   Any reference to customers, which we do not have, has been deleted.

      Transfer Agent

15.   The address of our transfer agent has been added.

      Management Discussion and Analysis

16. We have included language stating our anticipated time frame to develop a prototype and introduce our product to the market.

17. We have revised our disclosure on page 8 and page 18. For example, in our risk factors we have added the following language:

                  We have not yet developed a prototype for our car door safety device. As such, if we are unable to raise at least $25,000 we will not have the funds necessary to engage a manufacturing company to work with us to develop a prototype device. If we are only able to raise $25,000, we believe we will have funds available to produce a prototype of our device, but we believe we will need an additional $50,000 in order to further bring the product to market.

18. We have revised the disclosure paragraphs entitled "Funding at the 25% Level" and "Funding at the 50% Level" to more clearly state that we will not be able to generate revenue unless we raise at least $75,000 which will allow us to allocate funds to bring our intended product to market.

19. We have revised our disclosure of our various funding levels to disclose further detail of what prototype development activity is intended based on various levels of raising capital. We have also set forth that under the 25% and 50% funding level that although we would have sufficient funds to build a prototype, we would not have sufficient capital to bring a given prototype to market.

20. We have not realized any revenues since inception and it is probable that we will not generate any revenue prior to raising funds in this offering. As such, the noted paragraph has been revised.

      Management

21. We have revised the disclosure to include full five years experience for Mr. Zwebner.

      Certain Relationships and Related Transactions

22. We have amended this section to include additional information regarding the acquisition of the Company's patent right from Mr. Zwebner.

      Plan of Distribution

23. The Staff's comment has been noted and the requested disclosure statement has been added to the Plan of Distribution section.

24. We have added disclosure to our Plan of Distribution concerning determination of our offering price.

25. The Staff's comment has been noted and the requested disclosure statement has been added to the Plan of Distribution section.

      Available Information

26. The old address of the Commission has been deleted and the new address has been inserted.

      Financial Statements for the Period from November 18, 2004 (Date of Inception) Through December 31, 2004

      Report of Independent Registered Public Accounting Firm

27. The audit report has been revised to further indicate that the Company is in the development stage by including these terms in the addressee heading.

      Statement of Cash Flows

28. The deferred offering costs have be reclassified on the statement of cash flows to be included in financing activities.

      Development Stage Activities and Going Concern

29. The year end date has been added to the first sentence of the first paragraph of note 1.

      Summary of Significant Accounting Policies

30. The financial statements are expressed in U.S. dollars as the financial results and net assets of the Company are denominated in U.S. dollars.

      Patent Properties

31. The $10,000 patent was the original cost paid by the officer on December 24, 1991, the date the patent was originally granted and was accounted for in accordance with SAB No. 48 "Transfer of non-monetary assets by Promoters or Shareholders".

      Financial Statements for the Three Months Ended March 31, 2005 and Cumulative from Inception (November 18, 2004) through March 31, 2005.

      General

32. The Staff's comment has been noted that there is no requirement to include interim financial statements other than those required by 310(b) of Regulation S-B.

      Balance Sheet

33. The March 31, 2005 balance sheet has been corrected to include the accumulated deficit line which was missed during edgarization.

      Statement of Operations

34. The March 31, 2005 statement of operations has been correct to include the amortization and professional fees which were missed during edgarization.

      Financial Statements for the Six Months Ended June 30, 2005 and cumulative from Inception (November 18, 2004) through June 30, 2005.

      Statement of Operations

35. The June 30, 2005 statement of operations has been revised to correct the error.

      Statement of Cash Flows

36. The June 30, 2005 statement of cash flows has been corrected to agree to the Balance Sheet.

      Exhibits, page II-3

37. Disclosure has been added to the Related Transaction discussion indicating that there is no formal written agreement entered into with our officers and directors.

      Exhibit 23 - Consent of Independent Auditors

38.   An updated and revised consent has been included as Exhibit 23.1.

Thank you in advance for your attention to this project. We hope that this response satisfies the Staff's comments.

Very truly yours

/s/ Lavi Krasney
------------------
Lavi Krasney
Chief Executive Officer